UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

American HomePatient, Inc.
(Name of Subject Company (Issuer))

American HomePatient, Inc.
(Names of Filing Persons (issuer))

Common Stock, par value $0.01 per share
(Title of Class of Securities Underlying Common Stock)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43
*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $997.43 Form or Registration No.: Schedule TO (File No. 005-42184) Filing Party: American HomePatient, Inc. Date Filed: July 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 1 amends and supplements the Tender Offer Statement (the “Schedule TO”) filed with the Securities and Exchange Commission on July 7, 2010 by American HomePatient, Inc., a Nevada corporation. The Schedule TO relates to the offer by American HomePatient, Inc., a Nevada corporation, to purchase all of its outstanding shares of common stock, par value $0.01 per share (the “Shares”), at $0.67 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Item 4. Terms of the Transaction
Regulation M-A Item 1004(a) through (b)
     (1) The following is hereby added as a new paragraph immediately following the condition (D)(ii)(b) in “The Offer—Section 10—Conditions of the Offer” of the Offer to Purchase:
“ “Material Adverse Effect” as used above means an event or condition that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the business, assets or financial performance of the Company and its consolidated subsidiaries, taken as a whole (it being understood that none of the following, in and of themselves, shall be deemed to constitute a “Material Adverse Effect”: (a) a change that results from conditions generally affecting the United States economy or the world economy, (b) a change or development in the industries in which the Company and its subsidiaries operate, including general changes in applicable law across such industries or changes in governmental reimbursement in such industries, or (c) a change that results from the taking of any action required by the Restructuring Support Agreement; provided, however, that such matters in the case of clauses (a) and (b) shall be taken into account in determining whether there has been or is a Material Adverse Effect to the extent of any disproportionate impact on the business, assets or financial performance of the Company and its consolidated subsidiaries, taken as a whole relative to other similarly situated persons).”
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005(e)
     (1) The second paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“On March 18, 2009, the Company’s management met with representatives of Highland. The members of the Company’s management who were present at this meeting were Joseph F. Furlong, III, the Company’s President and Chief Executive Officer, Stephen L. Clanton, the Company’s Chief Financial Officer, Executive Vice President, and Secretary, Frank D. Powers, the Company’s Executive Vice President and Chief Operating Officer, and James P. Reichmann, III the Company’s Senior Vice President, Sales & Marketing. Representatives of Highland who were present were James Dondero, Pat Daugherty, and Mark Martinson. At this meeting, Highland made overtures to the Company concerning a possible buy-out of shareholders at a nominal price of $0.25 or a restructuring in which shareholders would retain a small ownership interest in the Company. This possibility was presented by Highland as a means of addressing, outside of the bankruptcy process, the Senior Debt that would mature in August. Mr. Furlong had a subsequent conversation with a representative of Highland at which the representative indicated that a transaction might be possible in which outside shareholders would receive consideration in the range of $0.30 per share. At a meeting on April 10, 2009, the Board met and discussed Highland’s overtures. The Board discussed the possibility of a transaction with Highland and the Board’s prior efforts to address the Senior Debt maturity issue, as well as the apparent unwillingness of the

Senior Debt holders to restructure or extend the maturity of the Senior Debt, as well as the inability to refinance the Senior Debt with new lenders. The Board then created the Special Committee to consider a transaction with Highland and all alternatives to such a transaction. The Special Committee consisted of all of the non-management directors of the Company: Donald R. Millard, Henry T. Blackstock, William C. O’Neil, Jr., and W. Wayne Woody. The Special Committee met for the first time immediately following this Board meeting and discussed the best approach to responding to Highland. The Special Committee appointed Mr. Millard as Chairman of the Special Committee and instructed him to work with management and outside professionals to coordinate activities between Special Committee meetings. The Special Committee then discussed engaging a financial advisor and identified two potential financial advisors to interview.”
     (2) The fifth paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“The Special Committee met again on May 19, 2009 and received an update from the Special Committee Chairman on his recent meeting, along with Mr. Furlong, with representatives of Highland. The Chairman indicated that he and Mr. Furlong had communicated to Highland that the Special Committee was considering the two types of transactions Highland had mentioned, the going private cash-out and the recapitalization. They and Highland discussed in detail the advantages and disadvantages of each approach as well as Highland’s ability and willingness to close either transaction. The Special Committee Chairman noted that Highland did not appear to be willing or able to provide cash to fund a cash-out transaction and that Company cash appeared to be the only possible source of funding such a transaction. Raymond James circulated a draft summary of the analyses Raymond James had done reviewing the financial aspects of a going private cash-out that used the Company’s cash as a source of funds and a potential recapitalization. After summarizing the materials for the Special Committee, Raymond James discussed with the Special Committee in detail the underlying assumptions in the two models. The Special Committee then discussed the key assumptions of the cash-out model, including management’s estimate of the minimum cash balances needed for continued operations. The Special Committee then discussed in detail the key assumptions of the analysis of residual ownership following a potential recapitalization. The Special Committee then discussed the possibility of a reorganization proceeding in the event the Company was unable to reach agreement with Highland. The Special Committee also discussed other possible alternatives, including a business combination with either of two companies that were major competitors of the Company. The Special Committee and its legal advisors then discussed the ability of Highland to potentially block a transaction with third parties and other risks and costs that could arise in connection with such a transaction. After consideration, the Special Committee authorized Raymond James to contact each of those companies to gauge their interest level.”
     (3) The second sentence of the tenth paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“None of these calls mentioned a new price per share or included a proposal by Highland, until Highland ultimately proposed a cash-out amount equal to $0.67 per share to non-Highland shareholders.”
     (4) The eighteenth paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“The Special Committee then met on March 25, 2010, and discussed the status of ongoing negotiations. At the request of the Special Committee, the Company’s management briefed the Special Committee on updated cash flow projections to assess the ability of the Company to fund the self-tender and the debt repurchase and to assess the Company’s subsequent financial position. This analysis reviewed various scenarios based upon a variety of assumptions related to operational results, reimbursement rates and market conditions. After receiving these reports, the Special Committee concluded that the Company should have no problem paying its debts as they come due given the anticipated terms of the restructured Senior Debt. Raymond James then discussed in detail materials that it had provided to the Special Committee, including a summary of Company financial information, a proposed transaction valuation analysis, Company stock price information, select public company analysis, precedent transactions analysis, and the liquidation analysis. Based on such input from Raymond James and reports by management on its continuing contacts with third party lenders, the Special Committee determined that there still was no alternative source for refinancing the Company’s Senior Debt. Following discussion with its legal advisors, the Special Committee determined that the prospects for shareholders in a bankruptcy remained highly uncertain. Raymond James then led the Special Committee through a detailed review of valuation-related information related to the self-tender offer contemplated by the Restructuring Support Agreement. The Special Committee’s legal counsel then discussed the key terms of the current version of the Restructuring Support Agreement and the documents related to the proposed debt repurchase. At the conclusion of the meeting, the Special Committee determined that pursuing the transactions contemplated under the Restructuring Support Agreement were in the best interests of non-Highland shareholders.”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006(a) through (c)
     (1) The following is hereby added at the end of the fourth paragraph in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” of the Offer to Purchase:
“Highland has undertaken to support and pursue the transactions set forth in the Restructuring Support Agreement, including the Offer, at this time in light of the agreement of the Company’s other lenders regarding a restructuring and maturity extension of the Company’s debt, which was reached shortly before the date of the Restructuring Support Agreement. Highland would not have agreed to support the Offer without an agreement that this restructuring would occur in connection therewith.”
Item 12. Exhibits
Regulation M-A Items 1016(a), (b), (d), (g) and (h)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase, dated July 7, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

Exhibit
No.	Description
(a)(1)(vii)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily.*

(a)(2)(i)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(ii)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(iii)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(iv)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(v)	Press Release issued by the Company on July 7, 2010.*

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) above).

(a)(5)(i)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009.*

(a)(5)(ii)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009.*

(a)(5)(iii)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009.*

(a)(5)(iv)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009.*

(a)(5)(v)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010.*

(a)(5)(vi)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010.*

(a)(5)(vii)	Analysis of Raymond James & Associates, Inc. dated March 25, 2010.

(a)(5)(viii)	Analysis of Raymond James & Associates, Inc. dated May 19, 2009.

(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan.*

Exhibit
No.	Description
(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors.*

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of Exhibit (a)(1)(i) above).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008.*

(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson.*

(g)	None.

(h)	None.

*	Previously filed with Schedule TO filed with the SEC on July 7, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.
By:	/s/ Stephen L. Clanton
	Name:	Stephen L. Clanton
	Title:	Chief Financial Officer and Executive Vice President

     Dated: July 21, 2010